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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

✳

SEC FILE NUMBER
8- 23292

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

RMS

REPORT FOR THE PERIOD BEGINNING＿＿＿＿1/1/15＿＿＿＿ AND ENDING＿＿＿＿12/31/15＿＿＿＿

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidelity Brokerage Services LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

245 Summer Street

(No. and Street)

Boston	Massachusetts	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lyons   (401)-292-4160

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 24 2016

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

Washington DC
404

300 Madison Avenue	NY	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AFFIRMATION

We, Ram Subramaniam and Richard Lyons, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fidelity Brokerage Services LLC, as of December 31, 2015, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Feb 19, 2016

Signature   Date

President
Title

Feb 19, 2016

Signature   Date

Executive Vice President and Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 19th day of February, 2016


Notary Public

FIDELITY BROKERAGE SERVICES LLC
(SEC I.D. No. 8-23292)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as
a PUBLIC DOCUMENT.



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Fidelity Brokerage Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Brokerage Services LLC (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2016

ASSETS

Securities owned—at fair value	$	832,635
Securities borrowed from affiliate		1,040,176
Furniture, office equipment, leasehold improvements and software, net		297,571
Fees receivable		119,732
Receivable from affiliates		59,292
Other assets		63,721
Total assets	$	2,413,127

LIABILITIES

Securities loaned	$	1,040,176
Payable to Ultimate Parent		499,251
Accrued expenses and other liabilities		277,254
Total liabilities		1,816,681

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY

Member's equity		596,446
Total liabilities and member's equity	$	2,413,127

The accompanying notes are an integral part of the statement of financial condition.

2

1. Organization:

Fidelity Brokerage Services LLC (the "Company"), a single member limited liability company ("LLC"), is wholly owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal business of the Company is to provide securities brokerage services to a retail customer base that affect transactions across a wide array of financial instruments. In the process of providing securities brokerage services, and distributing various FMR products, the Company earns a significant portion of its revenue from various FMR affiliates (see Note 8).

The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker-dealer, on a fully disclosed basis. As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with maturities less than 60 days. The Company's policy is to invest excess cash into money market funds, which are classified as securities owned in the statement of financial condition.

Furniture, Office Equipment, Leasehold Improvements and Software

Furniture, office equipment, leasehold improvements and software consisted of the following at December 31, 2015:

Leasehold improvements	$	408,988
Software		300,568
Furniture and office equipment		61,206
		770,762
Less: Accumulated depreciation and amortization		(473,191)
	$	297,571

2. Summary of Significant Accounting Policies, continued:

<u>Furniture, Office Equipment, Leasehold Improvements and Software, continued</u>

Furniture, office equipment, leasehold improvements and software are stated at cost less accumulated depreciation and amortization. Software includes certain costs incurred for purchasing or developing software for internal use. Depreciation is computed using the straight-line method based on estimated useful lives as follows: furniture and office equipment, three to five years; leasehold improvements, the shorter of their useful lives or the remainder of the lease term; and software, three years. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized.

The long-lived assets in the statement of financial condition are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. When the long-lived asset is not expected to provide any service potential, the asset is reduced to its net realizable value.

<u>Other Assets</u>

Other assets primarily consists of prepaid registration fees, prepaid rent, and other receivables.

<u>Income Taxes</u>

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and the operations are included in the federal and state income tax returns of FMR. Therefore, the Company has not recorded any income tax expense/benefit or tax asset/liability.

3. Securities Owned:

Securities owned—at fair value in the accompanying statement of financial condition at December 31, 2015 are as follows:

Money market funds	$	751,210
Auction rate securities		81,425
	$	832,635

The Company's investments in money market funds are managed by an affiliate.

The Company owns a portfolio of Auction Rate Securities ("ARS") previously acquired from retail customers. These securities are reported as Level 3 assets and are valued pursuant to the Company's policies described in Note 6.

4. Collateralized Securities Transactions:

In order to facilitate transactions between NFS and certain external customers, the Company enters into both cash and non-cash securities lending transactions. For securities borrowed transactions, the Company is typically required to deliver collateral with a fair value approximately equal to the carrying value of the securities borrowed. These transactions are recorded in the statement of financial condition at the amount of cash advanced to the counterparty. For non-cash securities lending transactions, the Company borrows and pledges collateral in the form of securities. When the Company initiates such transactions as lender, the transactions are recorded in the Company's statement of financial condition as both securities received as collateral and obligation to return securities received as collateral. When the Company initiates such transactions as borrower, the transactions are not recorded in the statement of financial condition. The Company monitors the market value of securities borrowed and loaned, with excess collateral returned, or additional collateral obtained, when deemed appropriate. At December 31, 2015, the Company did not have any outstanding non-cash borrow versus pledge securities transactions.

The following table presents gross amounts of the securities borrowed and loaned transactions included in the statement of financial condition.

	December 31, 2015	
	Assets	Liabilities
	Securities borrowed from affiliate	Securities loaned
Amounts included in the statement of financial condition		
Gross carrying value	$ 1,040,176	$ 1,040,176
Total	1,040,176	1,040,176
Amounts that have not been offset in the statement of financial condition		
Collateral	(1,040,176)	(1,040,176)
Total	$ -	$ -

5. Commitments and Contingencies:

<u>Leases</u>

The Company leases office space and branch locations under noncancelable operating leases that expire over various terms. Many lease agreements contain renewal options and operating expense escalation clauses. Rent expense is recognized on a straight-line basis over the applicable lease term. Future minimum commitments under these leases are as follows:

2016	$	71,090
2017		67,029
2018		58,961
2019		51,397
2020		42,577
Thereafter		121,319

<u>Litigation</u>

The Company has been named as a defendant in several legal actions and lawsuits and is subject to regulatory inquiries. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, it is the opinion of management, after consultation with legal counsel, that the resolution of such actions will not have a material adverse effect on the Company's statement of financial condition.

6. Disclosure About Fair Value of Financial Assets and Liabilities:

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

6. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 751,210	$ -	$ -	$ 751,210
Auction rate securities	-	-	81,425	81,425
Total	$ 751,210	$ -	$ 81,425	$ 832,635

During the year ended December 31, 2015, there were no changes to the valuation techniques used by the Company to determine fair value nor were there transfers between levels.

Level 3 assets consist of the portfolio of ARS as of December 31, 2015. In the absence of a ready market for these securities, the Company's estimate of fair value was based on an internally developed model utilizing discounted cash flows with key inputs including expected maturity, credit spread, and liquidity discount. For certain issues within the portfolio of ARS, management was able to utilize available comparable prices to assess the valuation of these securities. The Company periodically utilizes internal market experts to provide pricing model support through expressing their views on the current state of the market in addition to updating inputs to the pricing model.

The following table presents significant unobservable inputs used in the fair value measurement of Level 3 financial assets and liabilities at December 31, 2015:

Financial Assets	Fair Value	Valuation Techniques	Unobservable Inputs	Range of Input Values
Auction rate securities	$ 15,895	Discounted cash flow	Expected maturity	4 years
			Credit spread	75 to 120 bps
			Liquidity discount	100 bps
	65,530	Recent trades	Traded price *	80%-97%
	$ 81,425			

* Recent trades include observed transactions for identical bonds in the most recent twelve month period.

6. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

<u>Changes in and Ranges of Unobservable Inputs</u>

The following provides a description of the impact on fair value measurement of a change in an unobservable input, where relevant and significant. The impact of changes in inputs may not be independent, as a change in one unobservable input may give rise to a change in another unobservable input. The descriptions provided below indicate the impact of a change in an input in isolation. For each of the Level 3 inputs, the range of values used in the valuation of the Company's holdings will vary based on the attributes of the underlying instruments that are being valued. Therefore, the ranges of inputs provided are not indicative of the level of valuation uncertainty for the underlying instruments. The following provides a description of attributes of the underlying instruments and external market factors that affect the range of the inputs used in the valuation of the Company's holdings.

Expected Maturity

The ARS portfolio has a weighted average maturity of ten years, and without the functioning of the auctions, is legally able to remain outstanding until maturity. The Company continues to estimate effective maturities or the expected timing at which holdings will be redeemed or purchased. The timing of the effective maturity is mostly dependent on the current coupon rate and the credit quality of the issue and issuer whereby issuers of high rate securities would be more inclined to redeem these positions sooner. Issuers of low rate securities may not be inclined to redeem such securities ahead of final maturity date. Implicit in the assumption of effective maturity is the assumption that at some point the current credit markets will revert to a functioning market where market liquidity returns and interest rates adjust upward becoming punitive to issuers. The exact timing of this assumed market reversion is still highly uncertain. The ability or intent to hold the security is not part of the determination of the expected maturity. The impact of longer maturities would generally be to lower the value of the ARS portfolio.

Credit Spreads

The discount rate used in the discounted cash flow model is expressed as the sum of a base risk-free rate and a credit spread. Market participants estimate credit spread based on the rate of return they would expect to earn given the risk of the investment. The range of credit spread is mostly dependent on the issue and credit rating associated with the security. The impact of higher credit spreads would generally be to lower the value of the ARS portfolio.

Liquidity Discount

As discussed above, the current auction environment for these securities and issuers does not provide a liquid secondary market for participants. Because of the illiquidity in the market, an additional discount has been applied to the computed fair value of the security. Market participants would generally apply such an additional discount to a model price in estimating the price at which they are willing to transact. The impact of an increased liquidity discount would generally be to lower the value of the ARS portfolio.

6. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities are classified within Level 1 of the fair value hierarchy and include securities borrowed from affiliate, fees receivable, receivable from affiliates, securities loaned, payable to Ultimate Parent, accrued expenses and other liabilities.

7. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2015, the Company had net capital of $79,928 which exceeded its minimum requirement by $79,678.

Proprietary accounts held at NFS ("PAB assets") are considered allowable assets in the computation pursuant to a PAB agreement between the Company and NFS which requires, among other requirements, for NFS to perform a computation for PAB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

8. Transactions with Affiliated Companies:

Clearing services are provided to the Company under an agreement with NFS. Pursuant to the clearing agreement, NFS charges the Company for services which include the execution, clearance and settlement of introduced customer securities transactions. The clearing agreement with NFS is reviewed on a periodic basis and is subject to change upon approval from both parties.

Transactions with affiliated companies are settled with FMR, with the exception of transactions with NFS, which are settled directly pursuant to the clearing agreement. The receivable from NFS, which is included in receivable from affiliates, was $58,720 at December 31, 2015. Also included in receivable from affiliates at December 31, 2015 is $572 related to a portion of the clearing and execution fees that are reimbursed by an affiliate. The payable to FMR of $499,251 is presented as payable to Ultimate Parent in the statement of financial condition.

The Company enters into both securities borrowed and non-cash borrow versus pledge securities transactions with NFS. At December 31, 2015, the Company had securities borrowed from NFS of $1,040,176 which is included in securities borrowed from affiliate in the statement of financial condition. The Company did not have any outstanding non-cash borrow versus pledge with NFS at December 31, 2015.

9

9. Employee Benefit Plans:

The Company participates in FMR's defined contribution retirement savings plan (the "Plan") covering substantially all employees. FMR contributes annually to the Plan in amounts that are generally at the discretion of FMR and equal to a percentage of participating employees' eligible compensation. Additionally, FMR makes matching contributions to the Plan based on amounts contributed by employees to the Plan during the year.

The Company participates in FMR's Retiree Health Reimbursement Plan ("RHRP"), a defined benefit health reimbursement arrangement covering eligible employees. In 2015, FMR accrued a benefit to participants under the RHRP based on an award of three thousand dollars for each eligible full-time employee and one thousand five hundred dollars for each eligible part-time employee, subject to ten year cliff vesting with consideration given for prior service. Future awards under the RHRP are at the discretion of FMR.

The Company participates in various share-based compensatory plans sponsored by FMR and is allocated a compensation charge from FMR that is amortized over the period in which it is earned by participants. The various share-based compensation arrangements are accounted for as share appreciation rights by FMR. These share-based compensation arrangements are solely compensatory for U.S. federal income tax purposes and generally provide holders with participation in changes in FMR's Net Asset Value per share (as defined) ("NAV") over their respective terms. All plans are settled in cash or promissory notes at the end of their defined term or when plan participants are no longer employees.

10. Concentration of Credit Risk:

The Company has exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions that can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing the credit standing of each client with which it conducts business.

11. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2015 and through February 19, 2016 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the statement of financial condition as of December 31, 2015.